SECURITIES AND EXCHANGE COMMISSION

WASHINGTON) D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

Enthusiast Gaming Holdings Inc.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title and Class of Securities)

29385B109

(CUSIP number)

Blue Ant Media Inc.

Attn: Astrid Zimmer

130 Merton Street, Suite 200

Toronto, Ontario, Canada M4S 1A4

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

July 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29385B109	13D	Page 2 of 100

1	NAMES OF REPORTING PERSONS Blue Ant Media Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,838,420
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,838,420
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,838,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 3 of 100

1	NAMES OF REPORTING PERSONS Michael MacMillan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,838,420
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,838,420
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,838,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 4 of 100

1	NAMES OF REPORTING PERSONS Chris Priess
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 308
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 5 of 100

1	NAMES OF REPORTING PERSONS Andrea Pyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,549
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,549
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 6 of 100

1	NAMES OF REPORTING PERSONS Clifford Scott Cuthbertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,843
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,843
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 7 of 100

1	NAMES OF REPORTING PERSONS Cynthia Schyff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,505
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 8 of 100

1	NAMES OF REPORTING PERSONS Ellen Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,638
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,638
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 9 of 100

1	NAMES OF REPORTING PERSONS Gary Townsend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,888
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 10 of 100

1	NAMES OF REPORTING PERSONS Gene McBurney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,351
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,351
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,351
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 11 of 100

1	NAMES OF REPORTING PERSONS Greg Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 987
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 987
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 12 of 100

1	NAMES OF REPORTING PERSONS Jason Agnew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 840
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 13 of 100

1	NAMES OF REPORTING PERSONS Kensington-BA Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,519
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 309,519
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29385B109	13D	Page 14 of 100

1	NAMES OF REPORTING PERSONS Jeff Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,904
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,904
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 15 of 100

1	NAMES OF REPORTING PERSONS Jeffrey Elliott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,281
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,281
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 16 of 100

1	NAMES OF REPORTING PERSONS Julie Khanna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,963
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 17 of 100

1	NAMES OF REPORTING PERSONS Juri Varangu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,233
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,233
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 18 of 100

1	NAMES OF REPORTING PERSONS Peter Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 181
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 19 of 100

1	NAMES OF REPORTING PERSONS Raja Khanna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,758
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,758
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 20 of 100

1	NAMES OF REPORTING PERSONS Robert Montgomery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,686
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,686
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 21 of 100

1	NAMES OF REPORTING PERSONS Sharon Switzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,636
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,636
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,636
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 22 of 100

1	NAMES OF REPORTING PERSONS Simon Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,886
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,886
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 23 of 100

1	NAMES OF REPORTING PERSONS Stephen Gamester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 24 of 100

1	NAMES OF REPORTING PERSONS Stephen Tapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,137
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,137
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 25 of 100

1	NAMES OF REPORTING PERSONS Vivian Beatty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 942
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 942
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29385B109	13D	Page 26 of 100

1	NAMES OF REPORTING PERSONS Globalive Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,375
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,375
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 27 of 100

1	NAMES OF REPORTING PERSONS Kensington Venture Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 229,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 229,906
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29385B109	13D	Page 28 of 100

1	NAMES OF REPORTING PERSONS Mogo Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,819
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 258,819
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,819
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 29 of 100

1	NAMES OF REPORTING PERSONS Paul deHaas & Associates Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,581
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,581
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,581
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 30 of 100

1	NAMES OF REPORTING PERSONS Relay Ventures Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 579,604
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 579,604
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29385B109	13D	Page 31 of 100

1	NAMES OF REPORTING PERSONS Relay Ventures Parallel Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,788
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29385B109	13D	Page 32 of 100

1	NAMES OF REPORTING PERSONS Relay Ventures Parallel US Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,956
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,956
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29385B109	13D	Page 33 of 100

1	NAMES OF REPORTING PERSONS RHB Pre-IPO and Special Situation Fund III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,351,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,351,615
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 34 of 100

1	NAMES OF REPORTING PERSONS Suddenly Seemore Productions Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,796
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,796
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 35 of 100

1	NAMES OF REPORTING PERSONS Terranova Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,602
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 172,602
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,602
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29385B109	13D	Page 36 of 100

1	NAMES OF REPORTING PERSONS The Elliott Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,593
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,593
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 29385B109	13D	Page 37 of 100

1	NAMES OF REPORTING PERSONS The Panikkar Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 29385B109	13D	Page 38 of 100

1	NAMES OF REPORTING PERSONS The Townsend HDTV Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,661
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 29385B109	13D	Page 39 of 100

1	NAMES OF REPORTING PERSONS Thunder Road Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,375
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,375
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 40 of 100

1	NAMES OF REPORTING PERSONS Torstar Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,848,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,848,947
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,947
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 41 of 100

1	NAMES OF REPORTING PERSONS UP Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,928
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,928
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 42 of 100

1	NAMES OF REPORTING PERSONS ZA Media Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 494,093
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 494,093
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29385B109	13D	Page 43 of 100

Item 1.	Security and Issuer.

The securities to which this statement relates are shares of common stock, no par value (the “Shares”), of Enthusiast Gaming Holdings Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3.

Item 2.	Identity and Background.

(a), (b), (c) and (f). This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.

Blue Ant Media Inc. (“Blue Ant”) is a corporation incorporated under the laws of Canada. Blue Ant’s principal business address is 130 Merton Street, Suite 200, Toronto, Canada M4S 1A4. Blue Ant’s principal business is acting as content producer, distributor and TV channel operator.

2.	Michael MacMillan is the CEO and Co-Founder of Blue Ant. Mr. MacMillan is a citizen of Canada. His principal business address is 130 Merton Street, Suite 200, Toronto, Canada M4S 1A4.

3.	Chris Priess is a Vice President of Mediapro Canada, a television production company. Mr. Priess is a citizen of Canada. His address is 8 Anne Street, Suite 504, Mississauga, ON L5L 5Y5.

4.	Andrea Pyman is presently retired. Ms. Pyman is a citizen of Canada. Her address is 1152b CR 3 Belleville, ON K8N 421.

5.	Clifford Scott Cuthbertson is presently retired. Mr. Cuthbertson is a citizen of Canada. His address is 24 Munro Park Ave, Toronto, ON M4E 3M3.

6.

Cynthia Schyff is the CFO of Complete Innovations Inc, a fleet telematics company organized under the laws of Canada. Ms. Schyff is a citizen of Canada. Her address is 108 Kimbark Blvd., Toronto, ON M5N 2Y2.

7.	Ellen Dubin is an actor. Ms. Dubin is a citizen of Canada. Her address is 77 Avenue Road, Ph. #3, Toronto, Ontario, M5R 3R8.

8.

Gary Townsend is an owner of G & G Sheet Metal Ltd, a sheet metal company organized under the laws of Canada. Mr. Townsend is a citizen of Canada. His address is 14 Gormley Industrial Avenue, Gormley, ON.

9.

Gene McBurney is a Chairman and CEO of Canaccord Genuity Corp, an investment dealer organized under the laws of Canada. Mr. McBurney is a citizen of Canada. His address is Lot 119 Harbourway Ocean Club Estate, Paradise Island.

10.

Greg Hull is a VP of Engineering/Technology at Company 3 / Method Ltd., a post-production company organized under the laws of the State of California. Mr. Hull is a citizen of Canada. His address is 3385 Water Lily Court, Mississauga, ON L5N 6B5.

11.	Jason Agnew is a media professional at Dude TV Inc., a media production company. Mr. Agnew is a citizen of Canada. His address is 31 Parker Ave., Etobicoke, ON M8Z 4L7.

12.

Kensington-BA Capital L.P. (“Kensington”) is a limited partnership organized under the laws of Canada. The address of the principal office of Kensington is 95 St. Clair Ave, #905, Toronto, ON M4V 1N6. The principal business of Kensington is venture capital investment management.

13.

Jeff Hull is a Senior Financial Advisor at Manulife Securities Inc., an investment company organized under the laws of Canada. Mr. Hull is a citizen of Canada. His address is 1725 Riverbend Court, Mississauga, ON L5M 5J1.

14.	Jeffrey Elliott is presently self-employed as a consultant for the Elliott Family Trust. Mr. Elliott is a citizen of Canada. His address is 42 Lakeview Ave, Stouffville L4A 2N1.

CUSIP No. 29385B109	13D	Page 44 of 100

15.

Julie Khanna is a plastic surgeon at the Institute of Cosmetic & Laser Surgery, a plastic surgery center in Canada. Ms. Khanna is a citizen of Canada. Her address is 1102 Argyle Dr., Oakville ON L6J 1A4.

16.	Juri Varangu is presently retired. Mr. Varangu is a citizen of Canada. His address is 1152 B. County Rd. 3 Belleville, ON K8N 4Z1.

17.	Peter Kelly is self-employed as a video editor. Mr. Kelly is a citizen of Canada. His address is 271 Maria St., Toronto, ON M6P 1W6.

18.	Raja Khanna is the CEO of Dark Slope, Inc., a virtual reality company organized under the laws of Canada. Mr. Khanna is a citizen of Canada. His address is 31 Delaware Ave., Toronto, ON M6H 2S8.

19.

Robert Montgomery is a manager at First Maximilian Associates Inc., an asset management services company organized under the laws of Canada. Mr. Montgomery is a citizen of Canada. His address is 20 Cheltenham Ave., Toronto, ON M4N 1P7.

20.

Sharon Switzer is a Project Coordinator at Near North Mobile Media Lab, a media company organized under the laws of Canada. Ms. Switzer is a citizen of Canada. Her address is 180 Arnold Drive, Box 80, Tilden Lake, ON P0H 2K0.

21.

Simon Foster is Head of Insights at Stingray Group Inc., a music licensing and distribution company organized under the laws of Canada. Mr. Foster is a citizen of Canada. His address is 17 Rathnelly Ave., Toronto, ON, M4V 2M2.

22.

Stephen Gamester is a television producer at Blue Ant Media, a content production company organized under the laws of Canada.. Mr. Gamester is a citizen of Canada. His address is 81 Robbins Ave., ON M4L 1X1.

23.

Stephen Tapp is VP and Territory Head at WeWork, a commercial real estate company organized under the laws of the United States. Mr. Tapp is a citizen of Canada. His address is 229 Borden St., Toronto ON M5S 2N5.

24.	Vivian Beatty is presently retired. Ms. Beatty is a citizen of Canada. Her address is 3000 Creekside Dr. # 603, Dundas ON L9H 7S8.

25.

Globalive Capital Inc. (“Globalive”) is a corporation organized under the laws of Canada. The address of the principal office of Globalive is 48 Yonge St., Unit 1200, ON M5E 1G6. The principal business of Globalive is investment management.

26.

Kensington Venture Fund, LP (“Kensington Venture”) is a limited partnership organized under the laws of Canada. The address of the principal office of Kensington Venture is 95 St. Clair Ave #905 Toronto ON M4V 1N6. The principal business of Kensington Venture is investment management.

27.

Mogo Inc. (“Mogo”) is a corporation organized under the laws of British Columbia. The address of the principal office of Mogo is 2100-401 W. Georgia St., Vancouver, BC V6B 5A1. The principal business of Mogo is digital payments and financial technology.

28.

Paul deHaas & Associates Inc. (“Paul deHaas”) is a corporation organized under the laws of Canada. The address of the principal office of Paul deHaas is 170 W. Beaver Creek Rd., Unit 13 Richmond Hill, L4B 1LB. The principal business of Paul deHaas is operating as a holdings company.

29.

Relay Ventures Fund LP (“Relay Ventures”) is a limited partnership organized under the laws of Canada. The address of the principal office of Relay Ventures is 446 Spadina Rd., Suite 303 Toronto, ON M5P 3M2. The principal business of Relay Ventures is venture capital.

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30.

Relay Ventures Parallel Fund LP (“Relay Parallel”) is a limited partnership organized under the laws of Canada. The address of the principal office of Relay Parallel is 446 Spadina Rd., Suite 303 Toronto, ON M5P 3M2. The principal business of Relay Parallel is venture capital.

31.

Relay Ventures Parallel US Fund LP (“Relay US”) is a limited partnership organized under the laws of Canada. The address of the principal office of Relay US is 446 Spadina Rd., Suite 303 Toronto, ON M5P 3M2. The principal business of Relay US is venture capital.

32.

RHB Pre-IPO and Special Situation Fund III (“RHB”) is a corporation organized under the laws of the Cayman Islands. The address of the principal office of RHB is 3rd Floor Zephyr House, 122 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business of RHB is operating as an investment fund.

33.

Suddenly Seemore Productions Inc. (“Seemore”) is a corporation organized under the laws of Canada. The address of the principal office of Seemore is 9 King St. West Dundas, ON L9H 1T5. The principal business of Seemore is TV Production.

34.

Terranova Partners LP (“Terranova”) is a limited partnership organized under the laws of Canada. The address of the principal office of Terranova is 2 Bloor St. W. Suite 3400, Toronto ON M4W 3E2. The principal business of Terranova is operating as an investment company.

35.

The Elliott Family Trust (“Elliott Trust”) is a private trust organized under the laws of Canada. The address of the principal office of Elliott Trust is 42 Lakeview Ave. Pennsville L4A 2N1. The principal business of Elliott Trust is operating as a family trust.

36.

The Panikkar Family Trust (“Panikkar Trust”) is a private trust organized under the laws of Canada organized under the laws of Canada. The address of the principal office of Panikkar Trust is 1 Grandview Ave., Suite 3003, Tornhill, ON L3T 0G7. The principal business of Panikkar Trust is operating as a family trust.

37.

The Townsend HDTV Trust (“Townsend Trust”) is a private trust organized under the laws of Canada. The address of the principal office of Townsend Trust is 30 Wilkinson Pl., Aurora ON, L4G 6K2. The principal business of Townsend Trust is operating as a family trust.

38.

Thunder Road Capital Ltd. (“Thunder Road”) is a corporation organized under the laws of Canada. The address of the principal office of Thunder Road is 980 Yonge St., Suite 30, ON M4W 3V8. The principal business of Thunder Road is operating as an investment company.

39.

Torstar Corporation (“Torstar”) is a corporation organized under the laws of Canada. The address of the principal office of Torstar is 1 Yonge Street, Floor 5, Toronto ON M5E 1E6. The principal business of Torstar is operating as a holding company.

40.

UP Capital Ltd. (“UP Capital”) is a corporation organized under the laws of Canada. The address of the principal office of UP Capital is 70 Baby Point Rd., Toronto ON M6S 2G3. The principal business of UP Capital is operating as a holding company.

41.

ZA Media Inc. (“ZA Media”) is a corporation organized under the laws of Canada. The address of the principal office of ZA Media is 66 Wellington Street West, Suite 4100, Toronto ON M5K 1B7. The principal business of ZA Media is operating as an investment company.

The entities and natural persons identified in clauses (1) through (41) above are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

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The name, business address and present principal occupation or employment of each executive officer and each director of Blue Ant are set forth on Exhibit 99.4 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Kensington are set forth on Exhibit 99.5 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Globalive are set forth on Exhibit 99.6 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Kensington Venture are set forth on Exhibit 99.7 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Mogo are set forth on Exhibit 99.8 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Paul deHaas are set forth on Exhibit 99.9 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Relay Ventures are set forth on Exhibit 99.10 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Relay Parallel are set forth on Exhibit 99.11 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Relay US are set forth on Exhibit 99.12 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of RHB are set forth on Exhibit 99.13 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Seemore are set forth on Exhibit 99.14 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Terranova are set forth on Exhibit 99.15 attached hereto and incorporated herein by reference

The name, business address and present principal occupation or employment of each trustee of Elliott Trust are set forth on Exhibit 99.16 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each trustee of Panikkar Trust are set forth on Exhibit 99.17 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each trustee of Townsend Trust are set forth on Exhibit 99.18 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Thunder Road are set forth on Exhibit 99.19 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of Torstar are set forth on Exhibit 99.20 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of UP Capital are set forth on Exhibit 99.21 attached hereto and incorporated herein by reference.

The name, business address and present principal occupation or employment of each executive officer and each director of ZA Media are set forth on Exhibit 99.22 attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, none of (i) the Reporting Persons (ii) to Blue Ant’s knowledge, the persons set forth on Exhibit 99.4, (iii) to Kensington’s knowledge, the persons set forth on Exhibit 99.5, (iv) to Globalive’s knowledge, the persons set forth on Exhibit 99.6, (v) to Kensington Venture’s knowledge, the persons set forth on Exhibit 99.7, (vi) to Mogo’s knowledge, the persons set forth on Exhibit 99.8, (vii) to Paul deHaas’ knowledge, the persons set forth on Exhibit 99.9, (viii) to Relay Ventures’ knowledge, the

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persons set forth on Exhibit 99.10, (ix) to Relay Parallel’s knowledge, the persons set forth on Exhibit 99.11, (x) to Relay US’ knowledge, the persons set forth on Exhibit 99.12, (xi) to RHB’s knowledge, the persons set forth on Exhibit 99.13, (xii) to Seemore’s knowledge, the persons set forth on Exhibit 99.14, (xiii) to Terranova’s knowledge, the persons set forth on Exhibit 99.15, (xiv) to Elliott Trust’s knowledge, the persons set forth on Exhibit 99.16, (xv) to Panikkar Trust’s knowledge, the persons set forth on Exhibit 99.17, (xvi) to Townsend Trust’s knowledge, the persons set forth on Exhibit 99.18, (xvii) to Thunder Road’s knowledge, the persons set forth on Exhibit 99.19, (xviii) to Torstar’s knowledge, the persons set forth on Exhibit 99.20, (xix) to UP Capital’s knowledge, the persons set forth on Exhibit 99.21 and (xx) to ZA Media’s knowledge, the persons set forth on Exhibit 99.22, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Persons other than Blue Ant and Mr. MacMillan acquired the securities through the exchange of Blue Ant Shares (as defined below).

Item 4.	Purpose of Transaction.

Blue Ant entered into agreements to transfer an aggregate of (approximately) 6,000,000 Shares of the Issuer to certain non-voting shareholders of Blue Ant (the “Exchanging Shareholders”) in private transactions as consideration for the shares of Blue Ant (“Blue Ant Shares”) held by the Exchanging Shareholders (the “Transaction”) at a ratio of one (1) Share for five and a half (5.5) Blue Ant Shares. The Transaction closed on July 28, 2021.

In connection with a public offering of the Issuer which closed on June 15, 2021, all Shares owned by Blue Ant are subject to a lock-up for a period of 90 days from such date, subject to certain exceptions which include transfers to shareholders of Blue Ant provided they agree to be bound by the terms of the lock-up agreement. In connection with the Transaction, each Exchanging Shareholder has also entered into a lock-up agreement with Blue Ant pursuant to which such Exchanging Shareholder has agreed not to sell, transfer or otherwise dispose of any of the Shares received by such Exchanging Shareholder for 90 days following the closing of the Transaction (the “Exchange Agreement Lock-Up”). Blue Ant reserves the right to transfer any or all of its Shares depending on contractual hold periods, market conditions and other relevant factors.

On July 20, Mr. John Albright was appointed to the Board of Directors and the Audit Committee of the Issuer. Mr. Albright is the Co-Founder and Managing Partner of Relay Ventures.

Other than as described above, none of (i) the Reporting Persons, (ii) to Blue Ant’s knowledge, the persons set forth on Exhibit 99.4, (iii) to Kensington’s knowledge, the persons set forth on Exhibit 99.5, (iv) to Globalive’s knowledge, the persons set forth on Exhibit 99.6, (v) to Kensington Venture’s knowledge, the persons set forth on Exhibit 99.7, (vi) to Mogo’s knowledge, the persons set forth on Exhibit 99.8, (vii) to Paul deHaas’ knowledge, the persons set forth on Exhibit 99.9, (viii) to Relay Ventures’ knowledge, the persons set forth on Exhibit 99.10, (ix) to Relay Parallel’s knowledge, the persons set forth on Exhibit 99.11, (x) to Relay US’ knowledge, the persons set forth on Exhibit 99.12, (xi) to RHB’s knowledge, the persons set forth on Exhibit 99.13, (xii) to Seemore’s knowledge, the persons set forth on Exhibit 99.14, (xiii) to Terranova’s knowledge, the persons set forth on Exhibit 99.15, (xiv) to Elliott Trust’s knowledge, the persons set forth on Exhibit 99.16, (xv) to Panikkar Trust’s knowledge, the persons set forth on Exhibit 99.17, (xvi) to Townsend Trust’s knowledge, the persons set forth on Exhibit 99.18, (xvii) to Thunder Road’s knowledge, the persons set forth on Exhibit 99.19, (xviii) to Torstar’s knowledge, the persons set forth on Exhibit 99.20, (xix) to UP Capital’s knowledge, the persons set forth on Exhibit 99.21, and (xx) to ZA Media’s knowledge, the persons set forth on Exhibit 99.22 currently have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(i) of Schedule 13D.

The Reporting Persons purchased the Shares for investment purposes based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

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The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments, the pendency of any lock-up or other limitations, and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and/or the Issuer’s Board of Directors (the “Board”), engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

1. Blue Ant is the beneficial owner of 8,838,420 Shares, constituting 7.1% of the issued and outstanding Shares. Blue Ant has the sole power to vote or direct the vote of 8,838,420 Shares, and sole power to dispose of or direct the disposition of 8,838,420 Shares.

2. Michael MacMillan is the beneficial owner of 8,838,420 Shares, constituting 7.1% of the issued and outstanding Shares. Mr. MacMillan has the sole power to vote or direct the vote of 8,838,420 Shares, and sole power to dispose of or direct the disposition of 8,838,420 Shares.

3. Chris Priess is the beneficial owner of 308 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Priess has the sole power to vote or direct the vote of 308 Shares, and sole power to dispose of or direct the disposition of 308 Shares.

4. Andrea Pyman is the beneficial owner of 34,549 Shares, constituting less than 0.1% of the issued and outstanding Shares. Ms. Pyman has the sole power to vote or direct the vote of 34,549 Shares, and sole power to dispose of or direct the disposition of 34,549 Shares.

5. Clifford Scott Cuthbertson is the beneficial owner of 1,843 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Cuthbertson has the sole power to vote or direct the vote of 1,843 Shares, and sole power to dispose of or direct the disposition of 1,843 Shares.

6. Cynthia Schyff is the beneficial owner of 4,505 Shares, constituting less than 0.1% of the issued and outstanding Shares. Ms. Schyff has the sole power to vote or direct the vote of 4,505 Shares, and has sole power to dispose of or direct the disposition of 4,505 Shares.

7. Ellen Dubin is the beneficial owner of 7,638 Shares, constituting less than 0.1% of the issued and outstanding Shares. Ms. Dubin has the sole power to vote or direct the vote of 7,638 Shares, and sole power to dispose of or direct the disposition of 7,638 Shares.

8. Gary Townsend is the beneficial owner of 17,888 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Townsend has the sole power to vote or direct the vote of 17,888 Shares, and has sole power to dispose of or direct the disposition of 17,888 Shares.

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9. Gene McBurney is the beneficial owner of 44,351 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. McBurney has the sole power to vote or direct the vote of 44,351 Shares, and has sole power to dispose of or direct the disposition of 44,351 Shares.

10. Greg Hull is the beneficial owner of 987 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Hull has the sole power to vote or direct the vote of 987 Shares, and has sole power to dispose of or direct the disposition of 987 Shares.

11. Jason Agnew is the beneficial owner of 840 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Agnew has the sole power to vote or direct the vote of 840 Shares, and has sole power to dispose of or direct the disposition of 840 Shares.

12. Kensington is the beneficial owner of 309,519 Shares, constituting 0.2% of the issued and outstanding Shares. Kensington has the sole power to vote or direct the vote of 309,519 Shares, and sole power to dispose of or direct the disposition of 309,519 Shares.

13. Jeff Hull is the beneficial owner of 8,904 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Hull has the sole power to vote or direct the vote of 8,904 Shares, and sole power to dispose of or direct the disposition of 8,904 Shares.

14. Jeffrey Elliott is the beneficial owner of 25,281 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Elliott has the sole power to vote or direct the vote of 25,281 Shares, and sole power to dispose of or direct the disposition of 25,281 Shares.

15. Julie Khanna is the beneficial owner of 11,963 Shares, constituting less than 0.1% of the issued and outstanding Shares. Ms. Khanna has the sole power to vote or direct the vote of 11,963 Shares, and sole power to dispose of or direct the disposition of 11,963 Shares.

16. Juri Varangu is the beneficial owner of 1,233 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Varangu has the sole power to vote or direct the vote of 1,233 Shares, and sole power to dispose of or direct the disposition of 1,233 Shares.

17. Peter Kelly is the beneficial owner of 181 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Kelly has the sole power to vote or direct the vote of 181 Shares, and sole power to dispose of or direct the disposition of 181 Shares.

18. Raja Khanna is the beneficial owner of 83,758 Shares, constituting 0.1% of the issued and outstanding Shares. Mr. Khanna has the sole power to vote or direct the vote of 83,758 Shares, and sole power to dispose of or direct the disposition of 83,758 Shares.

19. Robert Montgomery is the beneficial owner of 5,686 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Montgomery has the sole power to vote or direct the vote of 5,686 Shares, and sole power to dispose of or direct the disposition of 5,686 Shares.

20. Sharon Switzer is the beneficial owner of 1,636 Shares, constituting 0.001% of the class. Ms. Switzer has the sole power to vote or direct the vote of 1,636 Shares, and sole power to dispose of or direct the disposition of 1,636 Shares.

21. Simon Foster is the beneficial owner of 17,886 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Foster has the sole power to vote or direct the vote of 17,886 Shares, and sole power to dispose of or direct the disposition of 17,886 Shares.

22. Stephen Gamester is the beneficial owner of 12,000 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Gamester has the sole power to vote or direct the vote of 12,000 Shares, and sole power to dispose of or direct the disposition of 12,000 Shares.

23. Stephen Tapp is the beneficial owner of 4,137 Shares, constituting less than 0.1% of the issued and outstanding Shares. Mr. Tapp has the sole power to vote or direct the vote of 4,137 Shares, and sole power to dispose of or direct the disposition of 4,137 Shares.

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24. Vivian Beatty is the beneficial owner of 942 Shares, constituting less than 0.1% of the issued and outstanding Shares. Ms. Beatty has the sole power to vote or direct the vote of 942 Shares, and sole power to dispose of or direct the disposition of 942 Shares.

25. Globalive is the beneficial owner of 7,375 Shares, constituting less than 0.1% of the issued and outstanding Shares. Globalive has the sole power to vote or direct the vote of 7,375 Shares, and sole power to dispose of or direct the disposition of 7,375 Shares.

26. Kensington Venture is the beneficial owner of 229,906 Shares, constituting 0.2% of the outstanding Shares of the Issuer. Kensington Venture has the sole power to vote or direct the vote of 229,906 Shares, and sole power to dispose of or direct the disposition of 229,906 Shares.

27. Mogo is the beneficial owner of 258,819 Shares, constituting 0.2% of the outstanding Shares of the Issuer. Mogo has the sole power to vote or direct the vote of 258,819 Shares, and sole power to dispose of or direct the disposition of 258,819 Shares.

28. Paul deHaas is the beneficial owner of 67,581 Shares, constituting 0.1% of the issued and outstanding Shares. Paul deHaas has the sole power to vote or direct the vote of 67,581 Shares, and sole power to dispose of or direct the disposition of 67,581 Shares.

29. Relay Ventures is the beneficial owner of 579,604 Shares, constituting 0.5% of the issued and outstanding Shares. Relay Ventures has the sole power to vote or direct the vote of 579,604 Shares, and sole power to dispose of or direct the disposition of 579,604 Shares.

30. Relay Parallel is the beneficial owner of 114,788 Shares, constituting 0.1% of the issued and outstanding Shares. Relay Parallel has the sole power to vote or direct the vote of 114,788 Shares, and sole power to dispose of or direct the disposition of 114,788 Shares.

31. Relay US is the beneficial owner of 29,956 Shares, constituting less than 0.1% of the issued and outstanding Shares. Relay US has the sole power to vote or direct the vote of 29,956 Shares, and sole power to dispose of or direct the disposition of 29,956 Shares.

32. RHB is the beneficial owner of 1,351,615 Shares, constituting 1.1% of the issued and outstanding Shares. RHB has the sole power to vote or direct the vote of 1,351,615 Shares, and sole power to dispose of or direct the disposition of 1,351,615 Shares.

33. Seemore is the beneficial owner of 1,796 Shares, constituting less than 0.1% of the issued and outstanding Shares. Seemore has the sole power to vote or direct the vote of 1,796 Shares, and sole power to dispose of or direct the disposition of 1,796 Shares.

34. Terranova is the beneficial owner of 172,602 Shares, constituting 0.1% of the issued and outstanding Shares. Terranova has the sole power to vote or direct the vote of 172,602 Shares, and sole power to dispose of or direct the disposition of 172,602 Shares.

35. Elliott Trust is the beneficial owner of 21,593 Shares, constituting less than 0.1% of the issued and outstanding Shares. Elliott Trust has the sole power to vote or direct the vote of 21,593 Shares, and sole power to dispose of or direct the disposition of 21,593 Shares.

36. Panikkar Trust is the beneficial owner of 106,406 Shares, constituting 0.1% of the issued and outstanding Shares. Panikkar Trust has the sole power to vote or direct the vote of 106,406 Shares, and sole power to dispose of or direct the disposition of 106,406 Shares.

37. Townsend Trust is the beneficial owner of 88,661 Shares, constituting less than 0.1% of the issued and outstanding Shares. Townsend Trust has the sole power to vote or direct the vote of 88,661 Shares, and sole power to dispose of or direct the disposition of 88,661 Shares.

38. Thunder Road is the beneficial owner of 7,375 Shares, constituting 0.01% of the outstanding Shares of the Issuer. Thunder Road has the sole power to vote or direct the vote of 7,375 Shares, and sole power to dispose of or direct the disposition of 7,375 Shares.

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39. Torstar is the beneficial owner of 1,848,947 Shares, constituting 1.5% of the issued and outstanding Shares. Torstar has the sole power to vote or direct the vote of 1,848,947 Shares, and sole power to dispose of or direct the disposition of 1,848,947 Shares.

40. UP Capital is the beneficial owner of 23,928 Shares, constituting less than 0.1% of the issued and outstanding Shares. UP Capital has the sole power to vote or direct the vote of 23,928 Shares, and sole power to dispose of or direct the disposition of 23,928 Shares.

41. ZA Media is the beneficial owner of 494,093 Shares, constituting 0.4% of the issued and outstanding Shares. ZA Media has the sole power to vote or direct the vote of 494,093 Shares, and sole power to dispose of or direct the disposition of 494,093 Shares.

The Reporting Persons may be deemed to be a group during the term of the Exchange Agreement Lock-Up. If the Reporting Persons were a “group,” such group would beneficially own 14,839,500 Shares, constituting 11.9% of the issued and outstanding Shares.

The information regarding the percentages is based on the shares disclosed as outstanding after the offering disclosed in the Prospectus Supplement filed by the Issuer on June 11, 2021, after giving effect to the exercise in full of the over-allotment option disclosed in the Issuer’s 6-K filed on June 21, 2021.

Except as stated within this Item 5, none of (i) to Blue Ant’s knowledge, the persons set forth on Exhibit 99.4, (ii) to Kensington’s knowledge, the persons set forth on Exhibit 99.5, (iii) to Globalive’s knowledge, the persons set forth on Exhibit 99.6, (iv) to Kensington Venture’s knowledge, the persons set forth on Exhibit 99.7, (v) to Mogo’s knowledge, the persons set forth on Exhibit 99.8, (vi) to Paul deHaas’ knowledge, the persons set forth on Exhibit 99.9, (vi) to Relay Ventures’ knowledge, the persons set forth on Exhibit 99.10, (viii) to Relay Parallel’s knowledge, the persons set forth on Exhibit 99.11, (xix) to Relay US’ knowledge, the persons set forth on Exhibit 99.12, (x) to RHB’s knowledge, the persons set forth on Exhibit 99.13, (xi) to Seemore’s knowledge, the persons set forth on Exhibit 99.14, (xii) to Terranova’s knowledge, the persons set forth on Exhibit 99.15, (xiii) to Elliott Trust’s knowledge, the persons set forth on Exhibit 99.16, (xiv) to Panikkar Trust’s knowledge, the persons set forth on Exhibit 99.17, (xv) to Townsend Trust’s knowledge, the persons set forth on Exhibit 99.18, (xvi) to Thunder Road’s knowledge, the persons set forth on Exhibit 99.19, (xvii) to Torstar’s knowledge, the persons set forth on Exhibit 99.20, (xviii) to UP Capital’s knowledge, the persons set forth on Exhibit 99.21, and (xix) to ZA Media’s knowledge, the persons set forth on Exhibit 99.22, beneficially owns any Shares.

(c) Blue Ant sold 600,000 shares in a public offering at USD$5.75 per share through the exercise of the overallotment option. The transactions described in Item 4 are hereby incorporated by reference herein.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts) Arrangements) Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 99.1	Form of the Lockup and Joint Filing Agreement executed by each Reporting Person

Exhibit 99.2	Form of the Share Exchange Agreement executed by each Reporting Person

Exhibit 99.3	Form of the Power of Attorney executed by each Reporting Person

Exhibit 99.4	Executive Officers and Directors of Blue Ant

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Exhibit 99.5	Executive Officers and Directors of Kensington

Exhibit 99.6	Executive Officers and Directors of Globalive

Exhibit 99.7	Executive Officers and Directors of Kensington Venture

Exhibit 99.8	Executive Officers and Directors of Mogo

Exhibit 99.9	Executive Officers and Directors of Paul deHaas

Exhibit 99.10	Executive Officers and Directors of Relay Ventures

Exhibit 99.11	Executive Officers and Directors of Relay Parallel

Exhibit 99.12	Executive Officers and Directors of Relay US

Exhibit 99.13	Executive Officers and Directors of RHB

Exhibit 99.14	Executive Officers and Directors of Seemore

Exhibit 99.15	Executive Officers and Directors of Terranova

Exhibit 99.16	Trustees of Elliott Trust

Exhibit 99.17	Trustees of Panikkar Trust

Exhibit 99.18	Trustees of Townsend Trust

Exhibit 99.19	Executive Officers and Directors of Thunder Road

Exhibit 99.20	Executive Officers and Directors of Torstar

Exhibit 99.21	Executive Officers and Directors of UP Capital

Exhibit 99.22	Executive Officers and Directors of ZA Media

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SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

August 9, 2021
Date

BLUE ANT MEDIA INC.

By:	/s/ Astrid Zimmer
Executive Vice President, Business and Legal Affairs

MICHAEL MACMILLAN

/s/ Michael MacMillan
Signature

CHRIS PRIESS

/s/ Astrid Zimmer, Attorney-in-fact
Signature

ANDREA PYMAN

/s/ Astrid Zimmer, Attorney-in-fact
Signature

CLIFFORD SCOTT CUTHBERTSON

/s/ Astrid Zimmer, Attorney-in-fact
Signature

CYNTHIA SCHYFF

/s/ Astrid Zimmer, Attorney-in-fact
Signature

ELLEN DUBIN

/s/ Astrid Zimmer, Attorney-in-fact
Signature

GARY TOWNSEND

/s/ Astrid Zimmer, Attorney-in-fact
Signature

CUSIP No. 29385B109	13D	Page 54 of 100

GENE MCBURNEY

/s/ Astrid Zimmer, Attorney-in-fact
Signature

GREG HULL

/s/ Astrid Zimmer, Attorney-in-fact
Signature

JASON AGNEW

/s/ Astrid Zimmer, Attorney-in-fact
Signature

KENSINGTON-BA CAPITAL L.P.

/s/ Astrid Zimmer, Attorney-in-fact
Signature

JEFF HULL

/s/ Astrid Zimmer, Attorney-in-fact
Signature

JEFFREY ELLIOTT

/s/ Astrid Zimmer, Attorney-in-fact
Signature

JULIE KHANNA

/s/ Astrid Zimmer, Attorney-in-fact
Signature

PETER KELLY

/s/ Astrid Zimmer, Attorney-in-fact

RAJA KHANNA

/s/ Astrid Zimmer, Attorney-in-fact
Signature

ROBERT MONTGOMERY

/s/ Astrid Zimmer, Attorney-in-fact
Signature

CUSIP No. 29385B109	13D	Page 55 of 100

SHARON SWITZER

/s/ Astrid Zimmer, Attorney-in-fact
Signature

SIMON FOSTER

/s/ Astrid Zimmer, Attorney-in-fact
Signature

STEPHEN GAMESTER

/s/ Astrid Zimmer, Attorney-in-fact
Signature

STEPHEN TAPP

/s/ Astrid Zimmer, Attorney-in-fact
Signature

VIVIAN BEATTY

/s/ Astrid Zimmer, Attorney-in-fact
Signature

GLOBALIVE CAPITAL INC.

/s/ Astrid Zimmer, Attorney-in-fact
Signature

KENSINGTON VENTURE FUND, LP

/s/ Astrid Zimmer, Attorney-in-fact
Signature

MOGO INC.

/s/ Astrid Zimmer, Attorney-in-fact
Signature

PAUL DEHAAS & ASSOCIATES INC.

/s/ Astrid Zimmer, Attorney-in-fact
Signature

RELAY VENTURES FUND LP

/s/ Astrid Zimmer, Attorney-in-fact
Signature

CUSIP No. 29385B109	13D	Page 56 of 100

RELAY VENTURES PARALLEL FUND LP

/s/ Astrid Zimmer, Attorney-in-fact
Signature

RELAY VENTURES PARALLEL US FUND LP

/s/ Astrid Zimmer, Attorney-in-fact
Signature

RHB PRE-IPO AND SPECIAL SITUATION FUND III

/s/ Astrid Zimmer, Attorney-in-fact
Signature

SUDDENLY SEEMORE PRODUCTIONS INC.

/s/ Astrid Zimmer, Attorney-in-fact
Signature

TERRANOVA PARTNERS LP

/s/ Astrid Zimmer, Attorney-in-fact
Signature

THE ELLIOTT FAMILY TRUST

/s/ Astrid Zimmer, Attorney-in-fact
Signature

THE PANIKKAR FAMILY TRUST

/s/ Astrid Zimmer, Attorney-in-fact
Signature

THE TOWNSEND HDTV TRUST

/s/ Astrid Zimmer, Attorney-in-fact
Signature

THUNDER ROAD CAPITAL LTD.

/s/ Astrid Zimmer, Attorney-in-fact
Signature

CUSIP No. 29385B109	13D	Page 57 of 100

TORSTAR CORPORATION

/s/ Astrid Zimmer, Attorney-in-fact
Signature

UP CAPITAL LTD.

/s/ Astrid Zimmer, Attorney-in-fact
Signature

ZA MEDIA INC.

/s/ Astrid Zimmer, Attorney-in-fact
Signature